                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                  Equinix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    2944U106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                             STT Communications Ltd
                                 51 Cuppage Road
                           # 10-11/17, StarHub Center
                                229469 Singapore
                            Telephone (65) 6723 8668
                            Facsimile (65) 6720 7277


                                    Copy to:

                               Michael W. Sturrock
                                Latham & Watkins
                            80 Raffles Place, #14-20
                                   UOB Plaza 2
                                Singapore 048624
                            Telephone (65) 6536 1161
                            Facsimile (65) 6536 1171

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                  -----------------------------------------
          CUSIP No. 2944U106                  13D                      Page 2 of 17 Pages
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     TEMASEK HOLDINGS (PRIVATE) LIMITED
----------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                        (b)  [X]
----------------------------------------------------------------------------------------------------
 3   SEC USE ONLY
----------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) or 2(E).                                                                   [ ]
----------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    SHARED VOTING POWER
                                     9,477,237
                                --------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     0
                                --------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     9,477,237
----------------------------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,477,237
----------------------------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                                 [ ]
----------------------------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.2%
----------------------------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
----------------------------------------------------------------------------------------------------

----------------------------------------                  -----------------------------------------
          CUSIP No. 2944U106                  13D                      Page 3 of 17 Pages
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     SINGAPORE TECHNOLOGIES PTE LTD
----------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                        (b)  [X]
----------------------------------------------------------------------------------------------------
 3   SEC USE ONLY
----------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) or 2(E).                                                                   [ ]
----------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    SHARED VOTING POWER
                                     9,465,519
                                --------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     0
                                --------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     9,465,519
----------------------------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,465,519
----------------------------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                                 [ ]
----------------------------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%
----------------------------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
----------------------------------------------------------------------------------------------------

----------------------------------------                  -----------------------------------------
          CUSIP No. 2944U106                  13D                      Page 4 of 17 Pages
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
----------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                        (b)  [X]
----------------------------------------------------------------------------------------------------
 3   SEC USE ONLY
----------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) or 2(E).                                                                   [ ]
----------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    SHARED VOTING POWER
                                     9,465,519
                                --------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     0
                                --------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     9,465,519
----------------------------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,465,519
----------------------------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                                 [ ]
----------------------------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%
----------------------------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
----------------------------------------------------------------------------------------------------

----------------------------------------                  -----------------------------------------
          CUSIP No. 2944U106                  13D                      Page 5 of 17 Pages
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     STT COMMUNICATIONS LTD
----------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                        (b)  [X]
----------------------------------------------------------------------------------------------------
 3   SEC USE ONLY
----------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) or 2(E).                                                                   [ ]
----------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    SHARED VOTING POWER
                                     9,465,519
                                --------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     0
                                --------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     9,465,519
----------------------------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,465,519
----------------------------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                                 [ ]
----------------------------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%
----------------------------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
----------------------------------------------------------------------------------------------------

----------------------------------------                  -----------------------------------------
          CUSIP No. 2944U106                  13D                      Page 6 of 17 Pages
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     i-STT INVESTMENTS PTE LTD
----------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]
                                                                                        (b)  [X]
----------------------------------------------------------------------------------------------------
 3   SEC USE ONLY
----------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
----------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) or 2(E).                                                                   [ ]
----------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    SHARED VOTING POWER
                                     9,465,519
                                --------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     0
                                --------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     9,465,519
----------------------------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,465,519
----------------------------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                                 [ ]
----------------------------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%
----------------------------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
----------------------------------------------------------------------------------------------------

This Amendment No. 2 amends the Schedule 13D previously filed by STT Communications Ltd with the Securities and Exchange Commission on October 11, 2002, as amended and restated by Amendment No. 1 to Schedule 13D filed on January 3, 2003 by STT Communications Ltd (as amended, the "Statement") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Equinix, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2. IDENTITY AND BACKGROUND

Annex A which contains information regarding the executive officers and directors of the Reporting Persons is amended and restated in its entirety.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

i-STTI owns beneficially and of record 9,465,519 shares of Common Stock, representing 34.1% of the outstanding shares of Common Stock. The shares include 1,086,686 shares of Common Stock acquired on December 31, 2002, 1,868,667 shares of Common Stock that may be acquired upon conversion of the Preferred Stock owned of record by i-STTI, 3,268,734 shares of Common Stock that may be acquired upon conversion of the Notes owned of record by i-STTI, 392,030 shares of Common Stock that may be acquired upon conversion of the Payment-In-Kind Notes ("PIK Notes") owned of record by i-STTI, and 965,674 shares of Common Stock that may be acquired upon the conversion of the Preferred Stock acquired upon the exercise of the Warrants owned of record by i-STTI. Because of the relationships described in Item 2 above, the Singapore Parent Entities may be deemed to beneficially own the shares owned of record by i-STTI. Temasek disclaims beneficial ownership of the shares owned beneficially and of record by i-STTI.

In addition to the share amounts detailed in the preceding paragraph, Temasek may be deemed to beneficially own 11,718 additional shares of Common Stock, representing 0.1% of the outstanding Common Stock. The additional 11,718 shares of Common Stock are owned beneficially and of record by Temasek's indirect, wholly-owned subsidiary, T.H.eVenture Pte Ltd.

On May 1, 2003, i-STTI received US$1,400,000 of PIK Notes from the Issuer, which are convertible into 152,541 shares of Common Stock.

On November 1, 2003, i-STTI received US$2,198,000 of PIK Notes from the Issuer, which are convertible into 239,489 shares of Common Stock.

On November 21, 2003, i-STTI acquired 1,885,728 shares of Common Stock from the Issuer at a per share purchase price of US$20, pursuant to the exercise of STTC's pre-emption rights under the Governance Agreement dated December 31, 2002.

STTC has entered into a loan agreement relating to an unrelated refinancing. In connection with the loan agreement, i-STTI has agreed to pledge certain securities, including over half of the securities which are the subject of this Statement, to secure the funds borrowed under the loan agreement. The pledge is subject to customary default provisions. The description of the pledge in this Statement is qualified in its entirety by reference to the pledge of shares agreement, a copy of which appears as an exhibit to this Statement.

The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock made available to STTC by the Issuer as outstanding as of November 21, 2003. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Pledge of Shares Agreement, dated as of December 11, 2003, by and between i-STT Investments Pte Ltd and Standard Chartered Bank, as security agent.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 22, 2003                TEMASEK HOLDINGS (PRIVATE) LIMITED


                                        By: /s/ Jeffrey Chua
                                           -------------------------------------
                                           Name: Jeffrey Chua
                                           Title: Director, Legal/Secretariat



                                        SINGAPORE TECHNOLOGIES PTE LTD


                                        By: /s/ Chia Yue Joo
                                           -------------------------------------
                                           Name: Chia Yue Joo
                                           Title: Director, Legal



                                        SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                                        By: /s/ Pek Siok Lan
                                           -------------------------------------
                                           Name: Pek Siok Lan
                                           Title: Company Secretary



                                        STT COMMUNICATIONS LTD


                                        By: /s/ Pek Siok Lan
                                           -------------------------------------
                                           Name: Pek Siok Lan
                                           Title: Company Secretary



                                        i-STT INVESTMENTS PTE LTD


                                        By: /s/ Pek Siok Lan
                                           -------------------------------------
                                           Name: Pek Siok Lan
                                           Title: Director

                                  EXHIBIT INDEX

1. Pledge of Shares Agreement, dated as of December 11, 2003, by and between i-STT Investments Pte Ltd and Standard Chartered Bank, as security agent.

                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):

Name, Business Address and Positions at        Present Principal Occupation         Citizenship
              Temasek
------------------------------------------------------------------------------------------------
S Dhanabalan                                        Chairman,                       Singaporean
60B Orchard Road                                    DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman, Temasek)

Kwa Chong Seng                                      Chairman,                       Singaporean
1 HarbourFront Place                                Director,
#06-00 HarbourFront Tower One                       ExxonMobil Asia Pacific
Singapore 098633                                    Pte Ltd
(Deputy Chairman of Temasek)

Lim Siong Guan                                      Permanent Secretary,            Singaporean
100 High Street #10-01 Singapore 179434             Ministry of Finance
(Deputy Chairman of Temasek)

Sim Kee Boon                                                                        Singaporean
60B Orchard Road
#06-18 Tower 2                                      Advisor,
The Atrium@Orchard                                  Temasek Advisory Panel
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                       Deputy Chairman,                Singaporean
DBS Building Tower One                              Fraser & Neave Ltd
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                       Chairman,                       Singaporean
1 Kim Seng Promenade                                Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                                                        Singaporean
205 Braddell Road                                   Director/Managing Director
West Wing 5th Floor                                 ComfortDelgro Corporation
Singapore 579701                                    Limited
(Director of Temasek)

Name, Business Address and Positions at        Present Principal Occupation         Citizenship
              Temasek
------------------------------------------------------------------------------------------------
Lim Chee Onn                                                                        Singaporean
1 HarbourFront Avenue                          Senior Executive Director/
#18-01 Keppel Bay Tower                        Executive Chairman
Singapore 098632                               Keppel Corporation Ltd
(Director of Temasek)

Ho Ching                                       Executive Director of                Singaporean
60B Orchard Road                               Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ng Kok Song                                    Managing Director (Public            Singaporean
168 Robinson Road                              Markets), Government of
#37-01 Capital Tower                           Singapore Investment
Singapore 068912                               Corporation Private Limited
(Director of Temasek)

Gan Chee Yen                                   Managing Director, Finance           Singaporean
 60B Orchard Road                              of Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)


The following is a list of the executive officers and directors of Singapore Technologies Pte Ltd ("STPL"):

Name, Business Address and Positions         Present Principal Occupation         Citizenship
             at STPL
---------------------------------------------------------------------------------------------
Teo Ming Kian                                Chairman, Economic                   Singaporean
Economic Development Board                   Development Board of
250 North Bridge Road #25-00                 Singapore
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                     Executive Director, Temasek          Singaporean
Temasek Holdings (Private) Limited           Holdings (Private) Limited
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

Name, Business Address and Positions         Present Principal Occupation         Citizenship
              at STPL
---------------------------------------------------------------------------------------------
Peter Seah Lim Huat                          President & CEO of STPL              Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                               Managing Director and                Singaporean
Singapore Technologies Pte Ltd               Chief Operating Officer,
51 Cuppage Road #09-01                       STPL and
StarHub Centre                               Dy Chairman/CEO, Green
Singapore 229469                             Dot Capital Pte Ltd
(Director, Managing Director and Chief
Operating Officer of STPL)

Davinder Singh s/o Amar Singh                Managing Partner, Drew &             Singaporean
Drew & Napier                                 Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                Deputy Chairman and CEO              Singaporean
SembCorp Industries Ltd.                     SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                Director                             Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Gan Chee Yen                                 Managing Director, Finance           Singaporean
Temasek Holdings (Private) Limited           Temasek Holdings
60B Orchard Road                             (Private Limited)
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

Ng Boon Yew                                  Group Chief Financial                Singaporean
51 Cuppage Road #09-01                       Officer of STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

Name, Business Address and Positions         Present Principal Occupation         Citizenship
              at STT
---------------------------------------------------------------------------------------------
Tan Guong Ching                              Permanent Secretary,                 Singaporean
New Phoenix Park                             Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

Lee Theng Kiat                               President and CEO, STT &             Singaporean
51 Cuppage Road #10-11/17                    STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                 Corporate Adviser                    Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                     Corporate Adviser                    Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                               Corporate Adviser                    Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director of STT)

Tay Siew Choon                               Managing Director and                Singaporean
51 Cuppage Road #09-01                       Chief Operating Officer,
StarHub Centre                               STPL and Dy
Singapore 229469                             Chairman/CEO, Green Dot
(Director of STT)                            Capital Pte Ltd

Pek Siok Lan                                 Senior Vice President, Legal         Singaporean
51 Cuppage Road #10-11/17                    and General Counsel
StarHub Centre                               STT & STT Comm
Singapore 229469
(Company Secretary of STT)

Jean F.H.P. Mandeville                       Chief Financial Officer,             Belgian
51 Cuppage Road #10-11/17                    STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT)

Name, Business Address and Positions         Present Principal Occupation         Citizenship
              at STT
---------------------------------------------------------------------------------------------
Gita Wirjawan                                Senior Vice-President,               Indonesian
51 Cuppage Road #10-11/17                    International Business
StarHub Centre                               Development, STT & STT
Singapore 229469                             Comm
(Senior Vice-President, International
Business Development, STT)

Kek Soon Eng                                 Senior Vice-President,               Singaporean
51 Cuppage Road #10-11/17                    Management of Investee
StarHub Centre                               Companies, STT & STT
Singapore 229469                             Comm
(Senior Vice-President, Management of
Investee Companies, STT)

The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):

Name, Business Address and Positions         Present Principal Occupation         Citizenship
            at STT Comm
---------------------------------------------------------------------------------------------
Tan Guong Ching                              Permanent Secretary,                 Singaporean
New Phoenix Park                             Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT Comm)

Lee Theng Kiat                               President and CEO, STT &             Singaporean
51 Cuppage Road #10-11/17                    STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                 Corporate Advisor                    Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                     Corporate Adviser                    Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Lim Ming Seong                               Corporate Adviser                    Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building

Name, Business Address and Positions         Present Principal Occupation         Citizenship
            at STT Comm
---------------------------------------------------------------------------------------------
Singapore 554859
(Director of STT Comm)

Tay Siew Choon                               Managing Director and                Singaporean
51 Cuppage Road #09-01                       Chief Operating Officer,
StarHub Centre                               STPL and Dy
Singapore 229469                             Chairman/CEO, Green Dot Capital
(Director of STT Comm)                       Pte Ltd

Pek Siok Lan                                 Senior Vice President, Legal         Singaporean
51 Cuppage Road #10-11/17                    & General Counsel
StarHub Centre                               STT & STT Comm
Singapore 229469
(Secretary of STT Comm)

Sio Tat Hiang                                Executive Vice President,            Singaporean
51 Cuppage Road #10-11/17                    STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                       Chief Financial Officer,             Belgian
51 Cuppage Road #10-11/17                    STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Gita Wirjawan                                Senior Vice-President,               Indonesian
51 Cuppage Road #10-11/17                    International Business
StarHub Centre                               Development, STT & STT
Singapore 229469                             Comm
(Senior Vice-President, International
Business Development, STT Comm)

Kek Soon Eng                                 Senior Vice-President,               Singaporean
51 Cuppage Road #10-11/17                    Management of Investee
StarHub Centre                               Companies, STT & STT Comm
Singapore 229469
(Senior Vice-President, Management of
Investee Companies, STT Comm)

The following is a list of the executive officers and directors of i-STT Investments Pte Ltd ("i-STTI"):

Name, Business Address and Positions         Present Principal Occupation         Citizenship
             at i-STTI
---------------------------------------------------------------------------------------------
Lee Theng Kiat                               President and CEO, STT and           Singaporean
51 Cuppage Road,                             STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director of i-STTI)

Sio Tat Hiang                                Executive VP, STT and STT            Singaporean
51 Cuppage Road,                             Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director of i-STTI)

Jean F.H.P. Mandeville                       CFO, STT and STT Comm                Belgian
51 Cuppage Road,
#10-11/17 StarHub Centre
Singapore 229469
(Director of i-STTI)

Pek Siok Lan                                 Senior Vice President, Legal         Singaporean
51 Cuppage Road                              & General Counsel
#10-11/17 StarHub Centre                     STT Comm and STT
Singapore 229469
(Director of i-STTI)
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